BLACKROCK SERIES, INC.

100 Bellevue Parkway

Wilmington, Delaware 19809

July 17, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Series, Inc.

Pre-Effective Amendment No. 1

Securities Act File No. 333-231647

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, BlackRock Series, Inc. (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (File No. 333-231647) (the “Amendment”) so that the Amendment is declared effective at 9:00 a.m., Eastern Time, on July 19, 2019, or as soon as practicable thereafter. BlackRock Investments, LLC, the principal underwriter of the Registrant, hereby joins in its request for acceleration of the effectiveness of the Amendment.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness, and that such effectiveness also be confirmed in writing. Please call Jesse Kean of Sidley Austin LLP at (212) 839-8615.

Very truly yours,

BLACKROCK SERIES, INC.

By:	/s/ Janey Ahn
Name: Janey Ahn
Title: Assistant Secretary

BLACKROCK INVESTMENTS, LLC

By:	/s/ Jonathan Diorio
Name: Jonathan Diorio
Title: Managing Director